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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112084
Registration No. 333-114418

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus and the accompanying prospectus are not offers to sell nor do they seek offers to buy those securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 13, 2004.

Prospectus Supplement to Prospectus dated April 5, 2004.

23,400,870 Shares

Common Stock

        Forstmann Little & Co. Equity Partnership-V, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., identified in this prospectus supplement and the accompanying prospectus as the Forstmann Little partnerships, as well as some members of our management and other stockholders, are offering 23,400,870 shares of our common stock. All of these selling stockholders are identified in this prospectus supplement and the accompanying prospectus as the selling stockholders. We will not receive any of the proceeds from the shares being sold by the selling stockholders.

        Our common stock is listed on the New York Stock Exchange under the symbol "CYH." The last reported sale price of our common stock on April 12, 2004 was $28.10 per share.

        See "Risk Factors" beginning on page 1 of the accompanying prospectus to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than 23,400,870 shares of common stock, the underwriters have the option to purchase up to an additional 3,510,130 shares from some of the selling stockholders at the initial offering price to public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on             , 2004.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Banc of America Securities LLC	JPMorgan

Citigroup	UBS Investment Bank	Wachovia Securities

Prospectus Supplement dated                          , 2004.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common stock being offered by the selling stockholders. The second part, the accompanying prospectus dated April 5, 2004, gives more general information about the common stock which may be sold by the selling stockholders. You should read the entire prospectus supplement, the accompanying prospectus, as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Under no circumstances should the delivery to you of this prospectus supplement and the accompanying prospectus or any sale made pursuant to this prospectus supplement create any implication that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any time after the date of this prospectus supplement.

        Unless we indicate otherwise, references in this prospectus supplement to "Community Health Systems," "we," "our" and "us" are to Community Health Systems, Inc. and its consolidated subsidiaries.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus supplement, the accompanying prospectus, including the "Risk Factors" section, and the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Community Health Systems, Inc.

Overview of Our Company

        We are the largest non-urban provider of general hospital healthcare services in the United States in terms of number of facilities. As of December 31, 2003, we owned, leased or operated 72 hospitals, geographically diversified across 22 states, with an aggregate of 7,810 licensed beds. In over 85% of our markets, we are the sole provider of these services. In all but one of our other markets, we are one of two providers of these services. For the fiscal year ended December 31, 2003, we generated $2.8 billion in net operating revenues, and $131 million in net income.

        We target hospitals in growing, non-urban healthcare markets because of their favorable demographic and economic trends and competitive conditions. Because non-urban service areas have smaller populations, there are generally fewer hospitals and other healthcare service providers in these communities and generally a lower level of managed care presence in these markets. We believe that smaller populations support less direct competition for hospital-based services. Also, we believe that non-urban communities generally view the local hospital as an integral part of the community.

Corporate History

        Affiliates of Forstmann Little & Co. formed us in 1996 to acquire our predecessor company. Wayne T. Smith, who has over 30 years of experience in the healthcare industry, joined our company as President in January 1997. We named him Chief Executive Officer in April 1997 and Chairman of our Board of Directors in February 2001. Under this ownership and leadership, we have:

  •
  strengthened the senior management team in all key business areas;

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  standardized and centralized our operations across key business areas;

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  implemented a disciplined acquisition program;

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  expanded and improved the services and facilities at our hospitals;

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  implemented quality of care improvement programs at our hospitals;

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  recruited additional physicians to the markets in which our hospitals are located; and

  •
  instituted a company-wide regulatory compliance program.

        As a result of these initiatives, we achieved net operating revenue growth of 28.8% in 2003, 29.9% in 2002, and 26.6% in 2001. We also achieved net income growth of 31.5% in 2003, 123.5% in 2002 and 367.6% in 2001.

Our Business Strategy

        The key elements of our business strategy are to:

•
Increase Revenue at Our Facilities. We seek to increase revenue at our facilities by providing a broader range of services in a more attractive care setting, as well as by supporting and recruiting physicians. Our initiatives to increase revenue include:

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recruiting additional primary care physicians and specialists;

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  expanding the breadth of services offered at our hospitals through targeted capital expenditures to support the addition of more complex services, including orthopedics, cardiovascular services, and urology; and

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  providing the capital to invest in technology and the physical plant at the facilities, particularly in our emergency rooms, surgery/critical care departments and diagnostic services.

•
Grow Through Selective Acquisitions. Each year we intend to acquire, on a selective basis, two to four hospitals that fit our acquisition criteria. Generally, we pursue acquisition candidates that:

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have a general service area population between 20,000 and 150,000 with a stable or growing population base;

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are the sole or primary provider of acute care services in the community;

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are located more than 25 miles from a competing hospital;

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are not located in an area that is dependent upon a single employer or industry; and

•
have financial performance that we believe will benefit from our management's operating skills.

    We estimate that there are currently approximately 365 hospitals that meet our acquisition criteria. These hospitals are primarily not-for-profit or municipally owned.

•
Improve Profitability. To improve efficiencies and increase operating margins, we implement cost containment programs and adhere to operating philosophies which include:

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standardizing and centralizing our operations;

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optimizing resource allocation by utilizing our company-devised case and resource management program, which assists in improving clinical care and containing expenses;

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capitalizing on purchasing efficiencies through the use of company-wide standardized purchasing contracts and terminating or renegotiating specified vendor contracts;

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installing a standardized management information system, resulting in more efficient billing and collection procedures; and

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managing staffing levels according to patient volumes and the appropriate level of care.

•
Improve Quality. We implement new programs to improve the quality of care provided. These include training programs, sharing of best practices, assistance in complying with regulatory requirements, standardized accreditation documentation, and patient, physician, and staff satisfaction surveys. Over the last two years, we have had 42 hospitals surveyed by the Joint Commission on Accreditation of Healthcare Organizations with an average score of 96, which is above the national average of the mid-80's.

Recent Developments

        On March 15, 2004, we announced the execution of a definitive agreement to acquire Galesburg Cottage Hospital, a 170-bed acute general hospital that is located approximately 45 miles west of Peoria, Illinois. The seller is a local not-for-profit organization. The acquisition is subject to routine regulatory approvals and is expected to close by mid-2004.

Risk Factors

        In considering whether to purchase our common stock, you should carefully consider all of the information that we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors beginning on page 1 of the accompanying prospectus, including that:

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  if competition decreases our ability to acquire additional hospitals on favorable terms, we may be unable to execute our acquisition strategy;

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  if we fail to improve the operations of future acquired hospitals, we may be unable to achieve our growth strategy;

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  if we acquire hospitals with unknown or contingent liabilities, we could become liable for material obligations;

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  state regulation could prevent us from acquiring hospitals, renovating our facilities or executing our business strategy;

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  our significant indebtedness could limit our operational and capital flexibility;

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  if we are unable to effectively compete for patients, local residents could use other hospitals;

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  if we experience a change of control, it would accelerate repayment obligations under our indebtedness;

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  if provisions in our corporate documents and Delaware law delay or prevent a change of control or a change in the composition of our board, then we may be unable to consummate a transaction that our stockholders consider favorable or you may not be able to replace or remove our directors or our management;

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  if federal or state healthcare programs or managed care companies reduce the payments we receive as reimbursement for services we provide, our net operating revenues may decline;

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  if we fail to comply with extensive laws and government regulations, including fraud and abuse laws, we could suffer penalties or be required to make significant changes to our operations;

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  a shortage of qualified nurses could limit our ability to grow and deliver hospital healthcare services in a cost-effective manner;

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  the sale of substantial amounts of common stock by existing stockholders could cause the price of our common stock to decline; and

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  so long as the Forstmann Little partnerships and our management own a substantial interest in us, they will have significant influence in determining the outcome of all matters submitted to our stockholders for approval.

The Offering

Common stock offered by the selling stockholders	23,400,870 shares
Common stock to be outstanding immediately after the offering	98,761,772 shares
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders
NYSE symbol	CYH

        Unless we specifically state otherwise, the information in this prospectus supplement assumes that the underwriters will not exercise the overallotment option granted to them by some of the selling stockholders.

        The number of shares outstanding after the offering is based on the number of common shares outstanding as of March 31, 2004 and excludes 12,182,972 shares reserved for future issuance under our stock option plans, of which options to purchase 8,121,826 shares at a weighted average exercise price of $17.64 have been granted.

        All of the shares of common stock in this offering are being sold by the selling stockholders. As of March 31, 2004, the selling stockholders beneficially held approximately 49.3% of our outstanding common stock.

        Upon completion of the offering, the Forstmann Little partnerships will beneficially hold approximately 23.4% of our outstanding common stock, or approximately 19.9% if the overallotment option is exercised in full. Since the Forstmann Little partnerships' interests in our company will go below, in the aggregate, 25% of our outstanding stock, the resale restrictions under our stockholders' agreements with some of our employees, directors and other stockholders will terminate. See "Risk Factors—Risks Related to the Offering—The sale of substantial amounts of common stock by existing stockholders could cause the price of our common stock to decline" in the accompanying prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The summary historical consolidated financial data as of and for the three years ended December 31, 2003 presented below is derived from our audited consolidated financial statements and accompanying notes. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 and accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,
	2003	2002	2001
	(dollars in thousands, except per share data)
Consolidated Statement of Income Data:
Net operating revenues	$2,834,624	$2,200,417	$1,693,625

Operating costs and expenses:
Salaries and benefits	1,138,642	886,734	666,048
Provision for bad debts	276,518	201,334	156,226
Supplies	332,378	254,687	196,008
Rent	70,143	54,390	42,821
Other operating expenses	580,420	441,308	323,702
Minority interest in earnings	1,987	2,236	109
Depreciation and amortization	143,766	118,218	90,913
Amortization of goodwill	—	—	28,755

Total operating costs and expenses	2,543,854	1,958,907	1,504,582

Income from operations	290,770	241,510	189,043
Interest expense, net of interest income of $181, $399 and $359 in 2003, 2002 and 2001, respectively	71,092	62,860	94,548
Loss from early extinguishment of debt	—	8,646	6,243

Income before income taxes	219,678	170,004	88,252
Provision for income taxes	88,206	70,020	43,509

Net Income	$131,472	$99,984	$44,743

Net Income per share—basic	$1.34	$1.02	$0.51

Weighted average number of shares outstanding (basic)	98,391,849	98,421,052	88,382,443
Net Income per share—diluted	$1.30	$1.00	$0.50

Weighted average number of shares outstanding (diluted)	108,094,956	108,378,131	90,251,428
	Year Ended December 31,
	2003	2002	2001
	(dollars in thousands)
Consolidated Balance Sheet Data (as of end of period):
Cash and cash equivalents	$16,331	$132,844	$8,386
Total assets	3,350,211	2,809,496	2,451,464
Long-term obligations	1,601,558	1,276,761	1,045,427
Stockholders' equity	1,350,589	1,214,305	1,115,665

SUMMARY SELECTED OPERATING DATA

        The following table sets forth operating statistics for our hospitals for each of the years presented. Statistics for 2003 include a full year of operations for 70 hospitals, and partial periods for one hospital disposed of and three hospitals acquired during the year. Since the seven hospitals acquired from Methodist Healthcare Corporation were acquired as of January 1, 2003, a full year of operations for these hospitals were included in 2003. Statistics for 2002 include a full year of operations for 57 hospitals and partial periods for six hospitals acquired during the year. Statistics for 2001 include a full year of operations for 52 hospitals and partial periods for five hospitals acquired during the year.

	Year Ended December 31,
	2003	2002	2001
	(dollars in thousands)
Consolidated Data:
Number of hospitals(1)	72	63	57
Licensed beds(1)(2)	7,810	6,310	5,391
Beds in service(1)(3)	6,180	4,939	4,139
Admissions(4)	254,867	209,967	169,574
Adjusted admissions(5)	465,848	387,311	311,238
Patient days(6)	1,005,712	809,166	643,229
Average length of stay (days)(7)	3.9	3.9	3.8
Occupancy rate (beds in service)(8)	48.5%	47.9%	46.7%
Net operating revenues	$2,834,624	$2,200,417	$1,693,625
Net inpatient revenues as a % of total net operating revenues	51.3%	52.5%	51.6%
Net outpatient revenues as a % of total net operating revenues	47.5%	46.2%	47.2%
Net income	$131,472	$99,984	$44,743
Net income as a percent of total net operating revenues	4.6%	4.5%	2.6%
Liquidity Data:
Adjusted EBITDA(9)	$436,523	$361,964	$308,820
Adjusted EBITDA as a % of total net operating revenues(9)	15.4%	16.4%	18.2%
Net cash flows provided by operating activities	$243,704	$285,499	$154,387
Net cash flows provided by operating activities as a % of total net operating revenues	8.6%	13.0%	9.1%
Net cash flows used in investing activities	$(620,770)	$(291,140)	$(265,111)
Net cash flows provided by financing activities	$260,553	$130,099	$105,370
	Year Ended December 31,
	2003	2002	% Increase/ (Decrease)
	(dollars in thousands)
Same-Store Data(10):
Admissions(4)	211,954	209,840	1.0%
Adjusted admissions(5)	385,404	387,049	(0.4%)
Patient days(6)	835,127	808,681	3.3%
Average length of stay (days)(7)	3.9	3.9	—
Occupancy rate (beds in service)(8)	48.6%	47.9%
Net operating revenues	$2,385,404	$2,198,479	8.5%
Income from operations	$267,831	$241,980	10.7%
Income from operations as a % of net operating revenues	11.2%	11.0%
Depreciation and amortization	$125,011	$118,061	5.8%
Minority interest in earnings	$1,987	$2,236	(11.1%)

(1)
At end of period.

(2)
Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.

(3)
Beds in service are the number of beds that are readily available for patient use.

(4)
Admissions represent the number of patients admitted for inpatient treatment.

(5)
Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

(6)
Patient days represent the total number of days of care provided to inpatients.

(7)
Average length of stay (days) represents the average number of days inpatients stay in our hospitals.

(8)
We calculated percentages by dividing the average daily number of inpatients by the weighted average of beds in service.

(9)
EBITDA consists of income before interest, income taxes, depreciation and amortization, and amortization of goodwill. Adjusted EBITDA is EBITDA adjusted to exclude loss from early extinguishment of debt and minority interest earnings. We have from time to time sold minority interests in certain of our subsidiaries or acquired subsidiaries with existing minority interest ownership positions. We believe that it is useful to present adjusted EBITDA because it excludes the portion of EBITDA attributable to these third party interests and clarifies for investors our company's portion of EBITDA generated by our operations. We use adjusted EBITDA as a measure of liquidity. We have included this measure because we believe it provides investors with additional information about our ability to incur and service debt and make capital expenditures. Adjusted EBITDA is the key component in the determination of our compliance with some of the covenants under our senior secured credit facility, as well as to determine the interest rate and commitment fee payable under the senior secured credit facility.

Adjusted EBITDA is not a measurement of financial performance or liquidity under generally accepted accounting principles. It should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities, or any other measure calculated in accordance with generally accepted accounting principles. The items excluded from adjusted EBITDA are significant components in understanding and evaluating financial performance and liquidity. Our calculation of adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles adjusted EBITDA, as defined, to our net cash provided by operating activities as derived directly from our consolidated financial statement for the years ended December 31, 2003, 2002, and 2001 (in thousands):

	Year Ended December 31,
	2003	2002	2001
Adjusted EBITDA	$436,523	$361,964	$308,820
Interest expense, net	(71,092)	(62,860)	(94,548)
Provision for income taxes	(88,206)	(70,020)	(43,509)
Deferred income taxes	61,574	38,172	25,280
Stock compensation expense	13	26	44
Other non-cash (income) expenses, net	320	186	(104)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Patient accounts receivable	(150,843)	(19,099)	(12,241)
Supplies, prepaid expenses and other current assets	(13,727)	(12,566)	1,999
Accounts payable, accrued liabilities and income taxes	34,722	22,628	(40,088)
Other	34,420	27,068	8,734

Net cash provided by operating activities	$243,704	$285,499	$154,387

(10)
Includes acquired hospitals to the extent we operated them during comparable periods in both years.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock covered by this prospectus supplement.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock began trading on the New York Stock Exchange on June 9, 2000 under the symbol "CYH." The following table sets forth for the indicated periods the high and low sale prices of our common stock as reported by the New York Stock Exchange:

	High	Low
Fiscal Year Ended December 31, 2002
First quarter	$25.25	$20.29
Second quarter	$30.55	$21.76
Third quarter	$27.50	$21.20
Fourth quarter	$27.85	$18.50
Fiscal Year Ended December 31, 2003
First quarter	$20.99	$15.84
Second quarter	$21.20	$17.70
Third quarter	$23.44	$18.25
Fourth quarter	$27.73	$20.75
Fiscal Year Ended December 31, 2004
First quarter	$30.87	$25.86
Second quarter (through April 12, 2004)	$29.03	$27.83

        On April 12, 2004, the last reported sale price on the NYSE was $28.10. As of March 31, 2004, there were approximately 69 holders of record of our common stock.

        We have not paid any cash dividends since our inception, and do not anticipate the payment of cash dividends in the foreseeable future. We would be required to amend our existing credit agreement in order to pay dividends to our stockholders.

        On January 23, 2003, we announced an open market repurchase program for up to five million shares of our common stock. The repurchase program commenced immediately and will conclude at the earlier of three years or when the maximum number of shares have been repurchased. Through March 31, 2004, we have repurchased 790,000 shares at a weighted average price of $18.57 per share.

SELLING STOCKHOLDERS

        The following table sets forth information as of March 31, 2004 with respect to common stock beneficially owned by the selling stockholders:

	Shares Beneficially Owned Prior to Offering (a)			Shares Beneficially Owned After Offering (a)
Name	Number	Percent (b)	Number of Shares Offered	Number	Percent (b)
5% Stockholders:
Forstmann Little & Co. Equity Partnership-V, L.P. (c)	26,911,990	27.2%	13,416,696	13,495,294	13.7%
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. (c)	19,222,748	19.5%	9,583,304	9,639,444	9.8%
Executive Officers:
W. Larry Cash (d)	996,160	1.0%	64,488	931,672	*
Gary Newsome (d)	370,524	*	18,450	352,074	*
Michael T. Portacci (d)	356,435	*	30,558	325,877	*
Martin G. Schweinhart (d)	79,574	*	6,766	72,808	*
T. Mark Buford (d)	83,981	*	15,263	68,718	*
Additional Selling Stockholders:
8 additional selling stockholders, each of whom is selling 97,958 or fewer shares in the offering and will beneficially own less than 1% of the outstanding common stock after the offering (d)	656,866	*	265,345	391,521	*

*
Less than 1%.

(a)
For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons has the right to acquire them within 60 days of the date of this table. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days of the date of this table is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(b)
Percentage ownership calculations are based on 98,761,772 shares of common stock outstanding as of March 31, 2004.

(c)
Forstmann Little & Co. Equity Partnership-V, L.P., or Equity-V, a Delaware limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., or MBO-VI, a Delaware limited partnership, acquired their shares of common stock in the 1996 acquisition of our predecessor company. The general partner and one of the limited partners of Equity-V is FLC XXX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins are currently general partners. The general partner of MBO-VI is FLC XXIX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes and T. Geoffrey McKay are currently general partners. Each of these individuals, other than Mr. Lister, with respect to MBO-

  VI, and Ms. Nicholls, Mr. Holmes and Mr. McKay, with respect to Equity-V and MBO-VI, for the reasons described below, may be deemed the beneficial owners of shares owned by MBO-VI and Equity-V. Mr. Lister, with respect to MBO-VI, and Ms. Nicholls, Mr. Holmes and Mr. McKay, with respect to Equity-V and MBO-VI, do not have any voting or investment power with respect to, or any economic interest in, the shares owned by MBO-VI or Equity-V. Under the terms of the partnership agreements of FLC XXIX Partnership and FLC XXX Partnership, a general partner who was not a general partner at the time an investment was made by Equity-V or MBO-VI, as the case may be, will not have voting or investment power with respect to, or any economic interest in, the shares of Community Health Systems owned by MBO-VI or Equity-V which were acquired prior to the date that he/she became a general partner. Mr. Lister was not a general partner of FLC XXIX Partnership and did not make a direct or indirect investment in the capital of MBO-VI prior to that partnership's investment in the shares of Community Health Systems. Ms. Nicholls, Mr. Holmes and Mr. McKay were not general partners of FLC XXIX Partnership or FLC XXX Partnership and did not make a direct or indirect investment in the capital of MBO-VI or Equity-V prior to those partnerships' investment in the shares of Community Health Systems. Accordingly, Mr. Lister, with respect to MBO-VI, and Ms. Nicholls, Mr. Holmes and Mr. McKay, with respect to Equity-V and MBO-VI, are not deemed to be the beneficial owners of these shares. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, and Winston W. Hutchins are the natural persons that have voting and investment control with respect to shares held by Equity-V. Theodore J. Forstmann, Sandra J. Horbach and Winston W. Hutchins are the natural persons that have voting and investment control with respect to shares held by MBO-VI. Theodore J. Forstmann, Sandra J. Horbach and Thomas H. Lister are directors of Community Health Systems. Theodore J. Forstmann and J. Anthony Forstmann are brothers. Messrs. Frey and Miles are members of the Forstmann Little Advisory Board and, as such, have economic interests in Equity-V and MBO-VI. Each of Messrs. J. Anthony Forstmann and Michael A. Miles is a special limited partner in one of the Forstmann Little partnerships. None of the other limited partners in each of MBO-VI and Equity-V is otherwise affiliated with Community Health Systems. The address of Equity-V and MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(d)
Shares bought prior to our public offering in June 2000. Also includes shares subject to options which are currently exercisable or exercisable within 60 days of of the date of this table for Mr. Cash of 866,666; for Mr. Newsome of 326,666; for Mr. Portacci of 286,666; for Mr. Schweinhart of 60,000; for Mr. Buford of 53,333 and for the eight additional selling stockholders of 113,333. The selling stockholder table in the accompanying prospectus inadvertently did not take into account options then exercisable or exercisable within 60 days of the date of that table.

        The Forstmann Little partnerships will participate in the overallotment option based on their percentage participation in the offering. The other selling stockholders may participate in the overallotment option on the same basis. To the extent that any selling stockholder elects not to participate in the overallotment option, the option granted by the Forstmann Little partnerships will include those shares.

UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
NON-UNITED STATES HOLDERS

        The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or partnership (including any entity treated as a corporation or partnership for U.S. tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current calendar year, one-third of the days present in the immediately preceding calendar year and one-sixth of the days present in the second preceding calendar year. Residents are taxed for U.S. federal income tax purposes in the same manner as if they were U.S. citizens.

        This discussion does not consider:

  •
  U.S. state or local or non-U.S. tax consequences;

  •
  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership or a trust, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as certain financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

        Cash distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if an applicable income tax treaty so provides, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis in the manner applicable to U.S. persons. If dividends are effectively connected with the non-U.S. holder's trade or business or permanent establishment in the United States, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

        A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, generally will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your common stock through a non-U.S. office of a broker that:

  •
  is a U.S. person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

  •
  the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment generally is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

        We, the selling stockholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,510,130 shares from some of the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 3,510,130 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        Community Health Systems, substantially all of its executive officers and directors, the Forstmann Little partnerships and the other selling stockholders have agreed with the underwriters, with exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch & Co. This agreement does not apply to any existing employee benefit plans.

        The common stock of Community Health Systems is traded on the New York Stock Exchange under the symbol "CYH".

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        Community Health Systems estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,115,000.

        Community Health Systems has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Community Health Systems. They have received customary fees and commissions for these transactions. In particular, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., UBS Securities

LLC and Wachovia Capital Markets, LLC are lenders under Community Health Systems' credit facility.

LEGAL MATTERS

        Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for Community Health Systems by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters related to the offering will be passed upon for the underwriters by Debevoise & Plimpton LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson LLP has in the past provided, and may continue to provide, legal services to Forstmann Little and its affiliates.

23,400,870 Shares

Common Stock

        Forstmann Little & Co. Equity Partnership-V, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., identified in this prospectus as the Forstmann Little partnerships, as well as some members of our management and other stockholders, may offer from time to time all or any portion of the shares covered by this prospectus. All of these selling stockholders are identified in the prospectus as the selling stockholders.

        The selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 16.

        We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

        The common stock is listed on the New York Stock Exchange under the symbol "CYH." The last reported sales price for the common stock on April 1, 2004 was $28.35 per share.

        See "Risk Factors" beginning on page 1 to read about factors you should consider before buying the shares of common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 5, 2004.

RISK FACTORS

        You should carefully consider the risks described below before investing in our common stock. The risks described in this section are the ones we consider to be material to your decision whether to invest in our common stock. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. Unless we indicate otherwise, references in this prospectus to "Community Health Systems," "we," "us" and "our" are to Community Health Systems, Inc. and its consolidated subsidiaries.

Risks Related to the Company

If competition decreases our ability to acquire additional hospitals on favorable terms, we may be unable to execute our acquisition strategy.

        An important part of our business strategy is to acquire two to four hospitals each year in non-urban markets. However, not-for-profit hospital systems and other for-profit hospital companies generally attempt to acquire the same type of hospitals as we do. Some of these other purchasers have greater financial resources than we do. Our principal competitors for acquisitions include Health Management Associates, Inc., Province Healthcare Company and Lifepoint Hospitals, Inc. On some occasions, we also compete with Universal Health Services, Inc. and Triad Hospitals Inc. In addition, some hospitals are sold through an auction process, which may result in higher purchase prices than we believe are reasonable. Therefore, we may not be able to acquire additional hospitals on terms favorable to us.

If we fail to improve the operations of future acquired hospitals, we may be unable to achieve our growth strategy.

        Most of the hospitals we have acquired or will acquire had or may have significantly lower operating margins than we do and/or operating losses prior to the time we acquired them. In the past, we have occasionally experienced temporary delays in improving the operating margins or effectively integrating the operations of these acquired hospitals. In the future, if we are unable to improve the operating margins of acquired hospitals, operate them profitably, or effectively integrate their operations, we may be unable to achieve our growth strategy.

If we acquire hospitals with unknown or contingent liabilities, we could become liable for material obligations.

        Hospitals that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. Although we seek indemnification from prospective sellers covering these matters, we may nevertheless have material liabilities for past activities of acquired hospitals.

State efforts to regulate the sale of hospitals operated by not-for-profit entities could prevent us from acquiring additional hospitals and executing our business strategy.

        Many states, including some where we have hospitals and others where we may in the future acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the non-profit seller. While these review and, in some instances, approval processes can add additional time to the closing of a hospital acquisition, we have not had any significant difficulties or delays in completing acquisitions. However, future actions on the state level could seriously delay or even prevent our ability to acquire hospitals.

State efforts to regulate the construction, acquisition or expansion of hospitals could prevent us from acquiring additional hospitals, renovating our facilities or expanding the breadth of services we offer.

        Some states require prior approval for the construction or acquisition of healthcare facilities and for the expansion of healthcare facilities and services. In giving approval, these states consider the need for additional or expanded healthcare facilities or services. In some states in which we operate, we are required to obtain certificates of need, known as CONs, for capital expenditures exceeding a prescribed amount, changes in bed capacity or services, and some other matters. Other states may adopt similar legislation. We may not be able to obtain the required CONs or other prior approvals for additional or expanded facilities in the future. For example, in October 2003, our hospital in Jackson, Tennessee, which we acquired earlier that year, lost a competitor's long standing challenge of the CON originally granted in 1998 to provide interventional cardiology and open heart surgery services. The challenge concluded with the voiding of the previously issued CON and a discontinuation of those services. The voiding of that CON did not have a material adverse impact on our operations. In addition, at the time we acquire a hospital, we may agree to replace or expand the facility we are acquiring. If we are not able to obtain required prior approvals, we would not be able to acquire additional hospitals and expand the breadth of services we offer.

Our significant indebtedness could limit our operational and capital flexibility.

        As of December 31, 2003, we had total long-term debt of approximately $1,445 million or approximately 51.7% of our total capitalization. In addition, our annual interest expense in 2003 was approximately $71.1 million.

        Our acquisition program requires substantial capital resources. In addition, the operations of our existing hospitals require ongoing capital expenditures. We may need to incur additional indebtedness to fund these acquisitions and expenditures. However, we may be unable to obtain sufficient financing on terms satisfactory to us.

        The degree to which we are leveraged could have other important consequences to holders of the common stock, including the following:

  •
  we must dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, which in turn reduces the funds available for our operations;

  •
  a portion of our borrowings are at variable rates of interest, which makes us vulnerable to increases in interest rates; and

  •
  some of our indebtedness contains numerous financial and other restrictive covenants, including restrictions on paying dividends, incurring additional indebtedness, and selling assets.

        Under our credit agreement and the indenture governing our 4.25% Convertible Subordinated Notes due 2008, a change of control of us may result in the debt under these agreements becoming due and payable. See "—If we experience a change of control, it would accelerate repayment obligations under our indebtedness."

If we are unable to effectively compete for patients, local residents could use other hospitals.

        The hospital industry is highly competitive. In addition to the competition we face for acquisitions and physicians, we must also compete with other hospitals and healthcare providers for patients. The competition among hospitals and other healthcare providers for patients has intensified in recent years. Our hospitals are located in non-urban service areas. In over 85% of our markets, we are the sole provider of general healthcare services. In most of our other markets, the primary competitor is a not-for-profit hospital. These not-for-profit hospitals generally differ in each jurisdiction. However, these hospitals face competition from hospitals outside of their primary service area, including hospitals in urban areas that provide more complex services. These facilities generally are located in excess of 25 miles from our facilities. Patients in our primary service areas may travel to these other hospitals for a variety of reasons. These reasons include physician referrals or the need for services we do not offer. Patients who seek services from these other hospitals may subsequently shift their preferences to those hospitals for the services we provide.

        Some of our hospitals operate in primary service areas where they compete with one other hospital. One of our hospitals competes with more than one other hospital in its primary service area. Some of these competing hospitals use equipment and services more specialized than those available at our hospitals. In addition, some competing hospitals are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals can make capital expenditures without paying sales, property and income taxes. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology, and diagnostic centers.

        We expect that these competitive trends will continue. Our inability to compete effectively with other hospitals and other healthcare providers could cause local residents to use other hospitals.

The failure to obtain our medical supplies at favorable prices could cause our operating results to decline.

        In 1997, we entered into an affiliation agreement with Broadlane, a group purchasing organization, or GPO, of which we are a minority owner. GPOs attempt to obtain favorable pricing on medical supplies with manufacturers and vendors who sometimes negotiate exclusive supply arrangements in exchange for the discounts they give. Recently, some vendors who are not GPO members have challenged these exclusive supply arrangements. In addition, the U.S. Senate has held hearings with respect to GPOs and these exclusive supply arrangements. To the extent these exclusive supply arrangements are challenged or deemed unenforceable, we could incur higher costs for our medical supplies obtained through Broadlane. These higher costs could cause our operating results to decline.

If the fair value of our reporting units declines, a material non-cash charge to earnings from impairment of our goodwill could result.

        The Forstmann Little partnerships acquired our predecessor company in 1996 principally for cash. We recorded a significant portion of the purchase price as goodwill. We have also recorded as goodwill a portion of the purchase price for many of our subsequent hospital acquisitions. At December 31, 2003, we had approximately $1,156 million of goodwill recorded on our books. We expect to recover the carrying value of this goodwill through our future cash flows. On an ongoing basis, we evaluate, based on the fair value of our reporting units, whether the carrying value of our goodwill is impaired. If the carrying value of our goodwill is impaired, we may incur a material non-cash charge to earnings.

If we experience a change of control, it would accelerate repayment obligations under our indebtedness.

        As of December 31, 2003, we had approximately $1.12 billion outstanding under our credit agreement. If we experience a change of control as defined in our credit agreement, our indebtedness under this credit agreement becomes due and payable at the option of the lenders under the credit agreement. The sale of the shares covered by this prospectus will not result in a change of control under the credit agreement since it is not intended that all or substantially all of the shares will be sold to one person. In addition, if we experience a change of control under the indenture governing our convertible subordinated notes, of which $287.5 million was outstanding as of December 31, 2003, a holder of convertible subordinated notes will have the right, subject to some conditions and restrictions, to require us to repurchase, at the Company's option, with cash or common stock, some or all of the convertible subordinated notes at a purchase price equal to 100% of the principal amount plus accrued interest.

        We cannot give any assurances that we will have sufficient funds available for any required repurchases under the credit agreement or the convertible subordinated notes if we experience a change of control. In addition, under the covenants governing our credit agreement, we are not permitted to repurchase the convertible subordinated notes for cash.

If provisions in our corporate documents and Delaware law delay or prevent a change of control of our company or a change of the composition of our board, then we may be unable to consummate a transaction that our stockholders consider favorable or you may not be able to replace or remove our directors or our management.

        Our certificate of incorporation and by-laws may discourage, delay, or prevent a merger or acquisition involving us that our stockholders may consider favorable by:

  •
  authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

  •
  providing for a classified board of directors, with staggered three-year terms, including our current three class staggered board, which would require at least two annual stockholder meetings to replace a majority of members of the board; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings.

        In addition, any provisions that make it difficult for stockholders to replace the board of directors may also have the effect of preventing or frustrating attempts to replace or remove the executive officers or other management members appointed by the existing board of directors.

        Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. See "Description of Capital Stock."

Risks Related to the Industry

If federal or state healthcare programs or managed care companies reduce the payments we receive as reimbursement for services we provide, our net operating revenues may decline.

        In 2003, 43.8% of our net operating revenues came from the Medicare and Medicaid programs. In recent years, federal and state governments made significant changes in the Medicare and Medicaid programs, including the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Some of these changes have decreased the amount of money we receive for our services relating to these programs.

        In recent years, Congress and some state legislatures have introduced an increasing number of other proposals to make major changes in the healthcare system. Future federal and state legislation may further reduce the payments we receive for our services.

        In addition, insurance and managed care companies and other third parties from whom we receive payment for our services increasingly are attempting to control healthcare costs by requiring that hospitals discount payments for their services in exchange for exclusive or preferred participation in their benefit plans. We believe that this trend may continue and may reduce the payments we receive for our services.

If we fail to comply with extensive laws and government regulations, including fraud and abuse laws, we could suffer penalties or be required to make significant changes to our operations.

        The healthcare industry is required to comply with many laws and regulations at the federal, state, and local government levels. These laws and regulations require that hospitals meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, compliance with building codes, environmental protection and privacy. These laws include the Health Insurance Portability and

Accountability Act of 1996 and a section of the Social Security Act, known as the "anti-kickback" statute. If we fail to comply with applicable laws and regulations, including fraud and abuse laws, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in the Medicare, Medicaid, and other federal and state healthcare programs.

        In addition, there are heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including the hospital segment. The ongoing investigations relate to various referral, cost reporting, and billing practices, laboratory and home healthcare services, and physician ownership and joint ventures involving hospitals.

        In the future, different interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs, and operating expenses.

A shortage of qualified nurses could limit our ability to grow and deliver hospital healthcare services in a cost-effective manner.

        Hospitals are currently experiencing a shortage of nursing professionals, a trend which we expect to continue for some time. If the supply of qualified nurses declines in the markets in which our hospitals operate, it may result in increased labor expenses and lower operating margins at those hospitals. In 2003, for example, our contract labor expense as a percentage of net operating revenue increased 0.5% primarily as a result of the additional use of nursing-related contract labor. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, the healthcare services that we provide in these markets may be reduced.

If we become subject to significant legal actions, we could be subject to substantial uninsured liabilities or increased insurance costs.

        In recent years, physicians, hospitals, and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability, or related legal theories. Many of these actions involve large claims and significant defense costs. To protect us from the cost of these claims, we generally maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. However, our insurance coverage may not cover all claims against us or may not continue to be available at a reasonable cost for us to maintain adequate levels of insurance. In each of the past two years, the cost of malpractice and other liability insurance has increased 0.3% of net operating revenue. If these costs continue to rise rapidly, our profitability could decline. For a further discussion of our insurance coverage, see our discussion of Professional Liability Insurance Claims in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of our 10-K for the year ended December 31, 2003.

Risks Related to the Offering

If our stock price fluctuates, you could lose a significant part of your investment.

        Our common stock is listed on the New York Stock Exchange. We do not know if an active trading market will continue to exist for our common stock or how the common stock will trade in the future. From January 1, 2002 to April 1, 2004, the market price of our common stock has ranged from $15.84 per share to $30.87 per share. The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. You may not be able to resell your shares at or above the price in which you invested in our common stock due to fluctuations in the market price of our common stock or due to changes in our operating performance or prospects. In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance or prospects of particular companies.

The sale of substantial amounts of common stock by existing stockholders could cause the price of our common stock to decline.

        Sales of a substantial number of shares of common stock into the public market following any sales under this prospectus, or the perception that such sales could occur, could cause our stock price to decline. Assuming that all of the shares covered by this prospectus are sold, approximately 24,250,410 shares of our common stock will remain "restricted securities" as that term is defined in Rule 144. This amount includes 23,134,738 shares of common stock held by the Forstmann Little partnerships. Any restricted securities may be sold under Rule 144 of the Securities Act of 1933, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be our affiliates. In addition, the Forstmann Little partnerships will have the right to cause us to file additional registration statements under the Securities Act of 1933 for their remaining shares. Further, if the Forstmann Little partnerships' interest in our company goes below, in the aggregate, 25% of our then outstanding common stock, the resale restrictions under our stockholders' agreements with some of our employees, directors and other stockholders will terminate. As restrictions on resale end or as these stockholders exercise their registration rights, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

So long as the Forstmann Little partnerships and our management own a substantial interest in us, they will have significant influence in determining the outcome of all matters submitted to our stockholders for approval.

        The Forstmann Little partnerships and our management together beneficially own approximately 49% of our outstanding common stock, or 45% on a fully diluted basis. Assuming that all of the shares covered by this prospectus are sold, the Forstmann Little partnerships and our management together will beneficially own approximately 27% of our outstanding common stock, or 24% on a fully diluted basis. Accordingly, so long as the Forstmann Little partnerships and our management own a substantial interest in us, they will collectively have significant influence in:

  •
  electing our entire board of directors;

  •
  controlling our management and policies;

  •
  determining the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets;

  •
  preventing or causing a change of control; and

  •
  amending our certificate of incorporation and by-laws.

The interests of the Forstmann Little partnerships and our management may conflict with the interests of the other holders of our common stock.

        The Forstmann Little partnerships have a contractual right to cause us to nominate two directors until they no longer own any shares of our common stock.

COMMUNITY HEALTH SYSTEMS

        We are the largest non-urban provider of general hospital healthcare services in the United States in terms of number of facilities. As of December 31, 2003, we owned, leased or operated 72 hospitals, geographically diversified across 22 states, with an aggregate of 7,810 licensed beds. In over 85% of our markets, we are the sole provider of general hospital healthcare services. In all but one of our other markets, we are one of two providers of these services. For the fiscal year ended December 31, 2003, we generated $2.8 billion in net operating revenues and $131 million in net income.

        We were incorporated in Delaware in 1996. Our principal subsidiary was incorporated in Delaware in 1985. Our principal executive offices are located at 155 Franklin Road, Suite 400, Brentwood, Tennessee 37027. Our telephone number at that address is (615) 373-9600. Our World Wide Web site address is www.chs.net.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the matters discussed in this prospectus include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "thinks," and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following:

  •
  general economic and business conditions, both nationally and in the regions in which we operate;

  •
  demographic changes;

  •
  existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

  •
  legislative proposals for healthcare reform;

  •
  the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which includes specific reimbursement changes for small urban and non-urban hospitals;

  •
  our ability, where appropriate, to enter into managed care provider arrangements and the terms of these arrangements;

  •
  changes in inpatient or outpatient Medicare and Medicaid payment levels;

  •
  uncertainty with the Health Insurance Portability and Accountability Act of 1996 regulations;

  •
  increase in wages as a result of inflation or competition for highly technical positions and rising supply cost due to market pressure from pharmaceutical companies and new product releases;

  •
  liability and other claims asserted against us, including self-insured malpractice claims;

  •
  competition;

  •
  our ability to attract and retain qualified personnel, including physicians, nurses and other healthcare workers;

  •
  trends toward treatment of patients in less acute or specialty healthcare settings, including ambulatory surgery centers or specialty hospitals;

  •
  changes in medical or other technology;

  •
  changes in generally accepted accounting principles;

  •
  the availability and terms of capital to fund additional acquisitions or replacement facilities;

  •
  our ability to successfully acquire and integrate additional hospitals; and

  •
  the other factors described in the "Risk Factors" section of this prospectus.

        Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

        The following table sets forth information as of December 31, 2003 with respect to common stock beneficially owned by the selling stockholders:

	Shares Beneficially Owned Prior to Offering (a)			Shares Beneficially Owned After Offering (a)
Name	Number	Percent (b)	Number of Shares Offered	Number	Percent (b)
5% Stockholders:
Forstmann Little & Co. Equity Partnership-V, L.P. (c)	26,911,990	27.2%	13,416,696	13,495,294	13.7%
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. (c)	19,222,748	19.5%	9,583,304	9,639,444	9.8%
Executive Officers:
W. Larry Cash (d)	129,494	*	64,488	65,006	*
Gary Newsome (d)	37,049	*	18,450	18,599	*
Michael T. Portacci (d)	61,362	*	30,558	30,804	*
Martin G. Schweinhart (d)	13,586	*	6,766	6,820	*
T. Mark Buford (d)	30,648	*	15,263	15,385	*
Additional Selling Stockholders:
8 additional selling stockholders, each of whom is selling 97,958 or fewer shares in the offering and will beneficially own less than 1% of the outstanding common stock after the offering (d)	461,868	*	265,345	196,523	*

*
Less than 1%.

(a)
For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons has the right to acquire them within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(b)
Percentage ownership calculations are based on 98,681,983 shares of common stock outstanding as of December 31, 2003.

(c)
Forstmann Little & Co. Equity Partnership-V, L.P., or Equity-V, a Delaware limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., or MBO-VI, a Delaware limited partnership, acquired their shares of common stock in the 1996 acquisition of our predecessor company. The general partner and one of the limited partners of Equity-V is FLC XXX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins are currently general partners. The general partner of MBO-VI is FLC XXIX Partnership, L.P., a New York limited partnership of which Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes and T. Geoffrey McKay are currently general partners. Each of these individuals, other than Mr. Lister, with respect to MBO-VI, and Ms. Nicholls, Mr. Holmes and Mr. McKay, with respect to Equity-V and MBO-VI, for the reasons described below, may be deemed the beneficial owners of shares owned by MBO-VI and Equity-V. Mr. Lister, with respect to MBO-VI, and Ms. Nicholls, Mr. Holmes and Mr. McKay, with respect to Equity-V and MBO-VI, do not have any voting or investment power with respect to, or any economic interest in, the shares owned by MBO-VI or Equity-V. Under the terms of the partnership agreements of FLC XXIX Partnership and FLC XXX Partnership, a general partner who was not a general partner at the time an investment was made by Equity-V or MBO-VI, as the case may be, will not have voting or investment power with respect to, or any economic interest in, the shares of the Company owned by MBO-VI or Equity-V which were acquired prior to the date that he/she became a general partner. Mr. Lister was not a general partner of FLC XXIX Partnership and did not make a direct or indirect investment in the capital of MBO-VI prior to that partnership's investment in the shares of the Company. Ms. Nicholls, Mr. Holmes and Mr. McKay were not general partners of FLC XXIX Partnership or FLC XXX Partnership and did not make a direct or indirect investment in the capital of MBO-VI or Equity-V prior to those partnerships' investment in the shares of the Company. Accordingly, Mr. Lister, with respect to MBO-VI, and Ms. Nicholls, Mr. Holmes and Mr. McKay, with respect to Equity-V and MBO-VI, are not deemed to be the beneficial owners of these shares. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, and Winston W. Hutchins are the natural persons that have voting and investment control with respect to shares held by Equity-V. Theodore J. Forstmann, Sandra J. Horbach and Winston W. Hutchins are the natural persons that have voting and investment control with respect to shares held by MBO-VI. Theodore J. Forstmann, Sandra J. Horbach and Thomas H. Lister are directors of Community Health Systems. Theodore J. Forstmann and J. Anthony Forstmann are brothers. Messrs. Frey and Miles are members of the Forstmann Little Advisory Board and, as such, have economic interests in Equity-V and MBO-VI. Each of Messrs. J. Anthony Forstmann and Michael A. Miles is a special limited partner in one of the Forstmann Little partnerships. None of the other limited partners in each of MBO-VI and Equity-V is otherwise affiliated with Community Health Systems. The address of Equity-V and MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(d)
Shares bought prior to our public offering in June 2000.

DESCRIPTION OF CAPITAL STOCK

Overview

        Our authorized capital stock consists of 300,000,000 shares of common stock, $.01 par value per share, and 100,000,000 shares of preferred stock, $.01 par value per share.

        As of December 31, 2003, there were 98,681,983 shares of common stock outstanding and no shares of preferred stock outstanding.

        The Forstmann Little partnerships and our management together beneficially own approximately 49% of the outstanding common stock, or 45% on a fully diluted basis. Assuming that all of the shares covered by this prospectus are sold, the Forstmann Little partnerships and our management together will beneficially own approximately 27% of our outstanding common stock, or 24% on a fully diluted basis. Accordingly, so long as the Forstmann Little partnerships and our management own a substantial interest in us, they will collectively have significant influence in:

  •
  electing our entire board of directors;

  •
  controlling our management and policies;

  •
  determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets;

  •
  preventing or causing a change of control; and

  •
  amending our certificate of incorporation and by-laws.

The interests of the Forstmann Little Partnerships and management may conflict with the interests of the other holders of our common stock.

        The Forstmann Little partnerships have a contractual right to cause us to nominate two directors until such time as they no longer own any of our shares of common stock.

        The following summary contains material information relating to provisions of our common stock, preferred stock, certificate of incorporation and by-laws, is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws which are publicly available through the SEC's public reference room and/or Internet website. See "Additional Information."

Common Stock

        Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding-up, holders of common stock are entitled to receive ratably our net assets available for distribution after the payment of all of our liabilities and the payment of any required amounts to the holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock, including the shares sold in this offering, are validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that may designate and issue in the future.

Preferred Stock

        Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 100,000,000 shares of preferred stock, and to issue such shares of preferred stock. Each class or series of preferred stock will cover such number of shares and will have such preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights, and redemption rights.

        The purpose of authorizing the board of directors to establish preferred stock is to eliminate delays associated with a stockholders vote on the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of our company at a price which many stockholders find attractive. These provisions could also make it more difficult for our stockholders to effect certain corporate actions, including the election of directors. We have no present plans to issue any shares of preferred stock.

Limitation on liability and indemnification matters

        Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases, or redemptions; and

  •
  for any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation and by-laws also contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which such persons may be entitled.

        In addition, we maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

        We have entered into indemnification agreements with our directors and executive officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and obtain directors' and officers' liability insurance.

        At present there is no pending litigation or proceeding involving any director or officer, as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Anti-takeover effects of our certificate of incorporation and by-laws and provisions of Delaware law

        A number of provisions in our certificate of incorporation, by-laws and Delaware law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

  •
  enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

  •
  discourage certain types of transactions which may involve an actual or threatened change of control of our company;

  •
  discourage certain tactics that may be used in proxy fights; and

  •
  encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

        Staggered board.    Our certificate of incorporation and by-laws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our certificate of incorporation and by-laws also provide that the board of directors is divided into three classes. The members of each class of directors serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, by the sole remaining director, or by the stockholders if the vacancy was caused by removal of the director by the stockholders. This provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

        Advance notice procedures for stockholder proposals and director nominations.    Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to or mailed and received at our principal executive offices not less than 45 or more than 75 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, to be timely, notice by the stockholder must be delivered not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. The by-laws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

        Stockholder action by written consent.    Our by-laws provide that stockholders may take action by written consent.

        Preferred stock.    The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate transactions, may among other things, discourage, delay, defer, or prevent a change of control of the company.

        Authorized but unissued shares of common stock.    The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        We have opted out of Section 203 of the Delaware General Corporation Law.    Our certificate of incorporation provides that we have opted out of the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Because we have opted out in the manner permitted under Delaware law, the restrictions of this provision will not apply to us.

PLAN OF DISTRIBUTION

        We are registering all of the shares of common stock covered by this prospectus on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes donees, pledges, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, distribution or other non-sale related transfer.

        The selling stockholders may sell the common stock being offered by this prospectus in one or more of the following ways from time to time:

  •
  to underwriters for resale to the public or to institutional investors;

  •
  directly to institutional investors; or

  •
  through agents to the public or to institutional investors.

        The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the common stock on the New York Stock Exchange or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. If underwriters are used in the sale, the common stock will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. A distribution of the common stock by the selling stockholders may also be effected through the issuance by the selling stockholders or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options.

        In addition, the selling stockholders may sell some or all of the shares of common stock covered by this prospectus through:

  •
  a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

  •
  purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

  •
  ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

  •
  privately negotiated transactions.

        The selling stockholders may also enter into hedging transactions. For example, the selling stockholders may:

  •
  enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from the selling stockholders to close out its short positions;

  •
  sell common stock short itself and redeliver such shares to close out its short positions;

  •
  enter into options or other types of transactions that require the selling stockholders to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

  •
  loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

        The selling stockholders may negotiate and pay broker-dealers' commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act. We have informed the selling stockholders of their obligation to comply with the provisions of the Exchange Act and the rules under the Exchange Act relating to stock manipulation, particularly Regulation M.

        In addition to selling its common stock under this prospectus, the selling stockholders may:

  •
  agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act;

  •
  transfer its common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer;

  •
  sell its common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144; or

  •
  sell its common stock by any other legally available means.

        To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, the specific terms of any underwriting or other agreement and any applicable commissions, discounts or concessions with respect to a particular offering will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. In addition, upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

        Pursuant to the terms of a registration rights agreement among us and the selling stockholders, we have agreed to pay all expenses relating to the registration of the shares covered by this prospectus under the Securities Act, including all registration and filing fees, printing expenses, fees and expenses of our counsel and accountants, and fees and expenses of counsel to the selling stockholders. The selling stockholders will pay the underwriting discounts and commissions, if any, relating to the sale of the shares. The registration rights agreement also provides that we will indemnify the selling stockholders, persons affiliated with them, and any participating underwriters against specific liabilities to which they may become subject in connection with the offering and sale of the shares contemplated by this prospectus. In addition, pursuant to the terms of stockholder agreements among us and the selling stockholders, each selling stockholder other than the Forstmann Little partnerships must sell his/her portion of the shares covered by this prospectus at the same percentage and on the same terms as shares sold by the Forstmann Little partnerships.

LEGAL MATTERS

        The validity of the shares of common stock covered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson LLP has in the past provided, and may continue to provide, legal services to Forstmann Little and its affiliates.

EXPERTS

        Our consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 and the related consolidated financial statement schedule, which have been incorporated by reference in this prospectus, have been audited by Deloitte and Touche LLP, independent auditors, as stated in their reports (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company changing its method of accounting for goodwill and other intangible assets by adopting certain provisions of Statement of

Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        We have filed a registration statement on Form S-3 with the SEC relating to the shares of common stock covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Community Health Systems, please be aware that the reference is only a summary and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement and the exhibits at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet website.

        The SEC allows us to incorporate by reference the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents. All information incorporated by reference is a part of this document, unless and until that information is updated or superceded by the information contained in this document or any information subsequently incorporated by reference. This prospectus incorporates by reference the documents set forth below (File No. 001-15925) that have previously been filed with the SEC:

  1.
  Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended by the Annual Report on Form 10-K/A filed on April 2, 2004; and

  2.
  The description of our common stock contained in our Registration Statement on Form 8-A, filed on June 5, 2000.

        We are also incorporating by reference all other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the common stock covered by this prospectus. We are not, however, incorporating by reference any documents or portions thereof that are not deemed "filed" with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Investor Relations
Community Health Systems, Inc.
155 Franklin Road, Suite 400
Brentwood, Tennessee 37027-4600
(615) 373-9600

        This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in or incorporated by reference into this prospectus or in our affairs since the date of this prospectus.

        We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated April 5, 2004. You should not assume that the information contained in this prospectus is accurate as of any date other than such date.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

23,400,870 Shares

Community Health
Systems, Inc.

Common Stock

Goldman, Sachs & Co.
Merrill Lynch & Co.
Banc of America Securities LLC
JPMorgan
Citigroup
UBS Investment Bank
Wachovia Securities

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
Community Health Systems, Inc.
Risk Factors
The Offering
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
SUMMARY SELECTED OPERATING DATA
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
SELLING STOCKHOLDERS
UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
RISK FACTORS
Risks Related to the Company
Risks Related to the Industry
Risks Related to the Offering
COMMUNITY HEALTH SYSTEMS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
Investor Relations Community Health Systems, Inc. 155 Franklin Road, Suite 400 Brentwood, Tennessee 37027-4600 (615) 373-9600
TABLE OF CONTENTS